SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: March 2002

                                    ABB Ltd
               (Exact name of registrant as specified in charter)

                                      N/A
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No   X
                            ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated March 21, 2002, in respect of its decision to draw US$ 3 billion under a credit facility in order to increase its liquidity and financial flexibility by paying down commercial paper maturing in 2002 and adding to cash reserves.

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
Press Release

For your business and technology editors

ABB strengthens liquidity and financial flexibility

Company draws US$ 3 billion in cash under bank credit facility

Zurich, Switzerland, March 21, 2002 - ABB said today that it has notified its banks that it will draw US$ 3 billion in cash under a credit facility established last December in anticipation of a tightening of the commercial paper market. The cash will be mainly used to pay down commercial paper as it matures in 2002, leaving approximately US$ 1 billion to add to cash reserves.

The US$ 3 billion drawdown will increase both the liquidity and financial flexibility of the group, but will not increase ABB's overall net debt position, said ABB chief financial officer Peter Voser.

"The US$ 3 billion bank credit facility was established in anticipation of the tightening of the commercial paper market. By drawing this facility we ensure that we have more than enough cash available under foreseeable circumstances, " Voser said.

"This increase in liquidity gives us financial flexibility as we lessen our reliance on present volatile short-term capital markets. We will also lower the proportion of short-term debt to long-term debt and work to meet our strategic goal of reducing net debt by US$ 1.5 billion by the end of the year, " he said.

ABB reduced its net debt by US$ 2.2 billion during the fourth quarter of 2001. Operational cash flow more than doubled from US$ 1 billion in 2000 to US$ 2.2 billion in 2001. ABB aims to reduce net debt in 2002 through operational cash flow, asset sales including real estate and pruning of the business portfolio.

Credit Suisse First Boston and Citigroup are the lead banks for the bank syndicate that arranged the US$ 3 billion credit facility. ABB will hold discussions with its syndicate banks to enhance the flexibility of the credit facility.

There will be a conference call for investors and analysts today at 17.00 Central European Time. European callers should dial +41 91 610 4111 and callers in the United States should call +1 412 858 4600. Playback callers should dial +41 91 610 2500 in Europe and +1 412 858 1440 in the United States. The pin code is 340.


For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Tel: +41 43 317 6492                           Sweden: Tel. +46 21 32 5928
Fax: +41 43 317 6494                           USA: Tel. +1 203 750 7743
media.relations@ch.abb.com                     investor.relations@ch.abb.com


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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ABB LTD

Date:  March 21, 2002        By:       /s/  BEAT HESS
                                -----------------------------------
                                Name:   Beat Hess
                                Title:  Group Senior Officer



                             By:       /s/ HANS ENHORNING
                                -----------------------------------
                                Name:   Hans Enhorning
                                Title:  Group Vice President

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